                                                                     EXHIBIT 12

DIRECTORS' COMPENSATION

  Directors do not receive cash compensation for serving as members of the Company's Board of Directors, but are reimbursed for their expenses in attending meetings of the Board and of Committees of the Board. Outside Directors (directors who are not employed by the Company or any of its subsidiaries and who do not represent a corporate strategic partner of the Company) are eligible for automatic option grants under the 1994 Directors Stock Option Plan (the "Directors Plan"). The Directors Plan provides for the automatic grant of an option for 5,000 shares when an individual first becomes an Outside Director. If the individual is still an Outside Director on each anniversary of the date he or she joined the Board, he or she is automatically granted an additional option for 1,000 shares. All options granted under the Directors Plan have an exercise price equal to the fair market value of the Company's common stock on the date of grant, become exercisable at a rate of 25% of the shares each year, and expire five years after the date of grant. During fiscal 1997, the following options were granted under the Directors Plan to Outside Directors of the Company: in January 1997, the Company granted an option to purchase 1,000 shares of Common Stock to Cecil Parker, and in February 1997, the Company granted an option to purchase 1,000 shares of Common Stock to John Moore. Mr. Moore resigned from the Board in November 1997. All other options currently held by directors were granted prior to the time the Directors Plan was adopted.

  The following options were held by the Company's directors as of September 30, 1997:

                      Number of Exercise  Grant                      Termination
Name                   Shares    Price     Date       Plan Type         Date
----                  --------- -------- -------- -----------------  -----------
Arnon Gat............  18,750    $ 3.30  01/14/94    1993 Plan(1)     01/14/99
                        3,960    $ 8.36  10/01/94    1993 Plan(2)     10/01/99
Anita Gat............  18,750    $ 3.30  01/14/94    1993 Plan(1)     01/14/99
                        2,319    $ 8.36  10/01/94    1993 Plan(2)     10/01/99
                        6,900    $15.29  12/19/95    1993 Plan(3)     12/19/00
                        7,800    $ 7.50  03/18/96    1993 Plan(3)     03/18/01
                        5,164    $ 5.78  11/04/96    1993 Plan(3)     11/04/01
John C. Moore (6)....   2,500    $ 4.80  07/13/91    Non Plan(4)      07/13/01
                        1,000    $ 9.14  02/18/96 Directors Plan(5)   02/18/01
                        1,000    $ 5.88  02/18/97 Directors Plan(5)   02/18/02
Cecil Parker.........   5,000    $16.71  12/06/95 Directors Plan(4)   12/06/00
                        1,000    $ 6.38  01/27/97 Directors Plan(4)   01/27/02

--------
(1) Granted under the Company's 1993 Stock Option Plan. These options vested as to 50% of the shares subject to the option on May 23, 1996 and at the rate of 25% of the shares subject to the option annually thereafter. Since these option holders also hold more than 10% of the Company's stock, the exercise price was equal to 110% of the fair market value of the Common Stock on the date of grant as required by applicable tax laws.
(2) Granted under the Company's 1993 Stock Option Plan. These options are 100% vested. Since these option holders also hold more than 10% of the Company's stock, the exercise price was equal to 110% of the fair market value of the Common Stock on the date of grant as required by applicable tax laws.
(3) Granted under the Company's 1993 Stock Option Plan. These five-year options vest as to 25% of the shares each year after the date of grant. Since these option holders also hold more than 10% of the Company's stock, the exercise price was equal to 110% of the fair market value of the Common Stock on the date of grant as required by applicable tax laws.
(4) Granted outside of the terms of any of the Company's stock option plans. This option vests at the rate of 25% of the shares subject to the option annually from the date of grant. The exercise price was equal to the fair market value of the Common Stock on the date of grant.
(5) Granted under the Directors Plan. These five-year options vest as to 25% of the shares each year after the date of grant.
(6) Mr. Moore resigned from the Board in November 1997.

COMPENSATION OF NAMED OFFICERS

  The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to the Company during fiscal 1997, fiscal 1996 and fiscal 1995 to the Named Officers. This information includes the dollar values of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred. The Company does not grant SARs and has no long-term compensation benefits other than stock options.

                          SUMMARY COMPENSATION TABLE

                                                                   Long-term
                                                                  Compensation
                                                                  ------------
                                  Annual Compensation                Awards
                         ---------------------------------------- ------------
                                                     Other Annual    Shares
Name and  Principal      Fiscal  Salary      Bonus   Compensation  Underlying      All Other
Position                  Year    ($)        ($)(1)      ($)       Options(#)   Compensation($)
-------------------      ------ --------    -------- ------------ ------------  ---------------
Arnon Gat...............  1997  $200,000    $ 23,893    $5,100(2)       --          $   522(3)
 Chairman of the Board    1996   200,000      21,500     5,100(2)       --              522(3)
 of Directors and Chief   1995   142,308     121,136     1,362(2)     3,960          15,519(4)
 Executive Officer
Julio Guardado..........  1997   175,000      24,953     5,100(2)       --              306(3)
 President and Chief      1996   206,141(5)   25,104     5,100(2)   125,000(7)          306(3)
 Operating Officer        1995    30,288         --        --       100,000             --
Derek Tomlinson.........  1997   150,000      15,663     8,480(6)     4,743             188(3)
 Vice President           1996   100,429      75,241     7,260(6)    18,800(7)          148(3)
 Sales and Marketing      1995    81,153     114,653     4,122(6)     5,000              67(3)
Robert Bogart...........  1997   153,101       5,400     5,100(2)    10,000             854(3)
 Vice President           1996    87,522      11,333       785(2)    25,000(7)          549(3)
 Product Development      1995       --          --        --           --              --
Duane McCallister (8)...  1997   135,000      18,252     5,100(2)     2,817           1,238(3)
 Former Vice President    1996   136,154(5)   17,972     4,315(2)    48,400(7)          712(3)
 Operations               1995       --          --        --           --              --

--------
(1) Includes profit sharing and executive bonuses for services rendered during fiscal 1995, executive bonuses for services rendered during fiscal 1996 and executive and incentive bonuses for services rendered during fiscal 1997 but that may have been paid in a different fiscal year. Profit sharing is paid quarterly to all employees with at least two months' service with the Company in the quarter, except that officers did not receive profit sharing during fiscal 1996 or fiscal 1997. The amount to be paid to each eligible employee equals 10% of the Company's pre-tax profit for the quarter divided by the number of eligible employees.
(2) Represents car allowance.
(3) Represents group term life insurance paid by the Company.
(4) Includes $15,024 paid for vacation over-accrual and $495 for group term life insurance paid by the Company.
(5) Includes reimbursement of relocation expenses of $30,000 for Mr. Guardado and $25,000 for Mr. McCallister.
(6) Includes a car allowance of $5,100, $5,100 and $3,762 and an office allowance of $3,380, $2,160 and $360 for fiscal 1997, fiscal 1996 and fiscal 1995, respectively.
(7) Includes options granted earlier but repriced during fiscal 1996.
(8) Mr. McCallister resigned from the Company in December 1997.

  The following table sets forth information concerning option grants during the fiscal year ended September 30, 1997 to each of the Named Officers.

                         OPTION GRANTS IN FISCAL 1997

                                     Individual Grants
                         ------------------------------------------
                                                                       Potential
                                                                       Realizable
                                                                    Value at Assumed
                         Number of  % of Total                       Annual Rates of
                           Shares    Options                           Stock Price
                         Underlying Granted to                      Appreciation for
                          Options   Employees  Exercise              Option Term(3)
                          Granted   in Fiscal  Price Per Expiration -----------------
                           (#)(1)     Year(2)  Share($)     Date     5%($)    10%($)
                         ---------- ---------- --------- ---------- -------- --------

Arnon Gat...............      --       --          --          --        --       --
Julio Guardado..........      --       --          --          --        --       --
Derek Tomlinson.........    4,743      1.3%      $5.13    11/04/06  $ 15,302 $ 38,778
Robert Bogart...........   10,000      2.8        5.00    11/11/06    31,445   79,687
Duane McCallister (4)...    2,817      0.8        5.13    11/04/06     9,088   23,032

--------
(1) Options granted in fiscal 1997 vest at the rate of 25% of the shares subject to the option annually from the date of grant. The exercise price was equal to the fair market value of the Common Stock on the date of grant. Under the terms of the option plan, the Compensation Committee retains discretion, subject to plan limits, to modify the terms of outstanding options.
(2) Percent of total options granted to employees in fiscal year is based on a total of 357,680 options granted to employees during fiscal 1997.
(3) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the table sets forth the hypothetical gains or "option spreads" that would exist for the options at the end of their respective terms. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted to the end of the option term. The 5% and 10% assumed annual compound rates of stock price appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future Common Stock prices. Actual gains, if any, on option exercises are dependent on the future performance of the Company's Common Stock.
(4) Mr. McCallister resigned from the Company in December 1997.

  The following table sets forth the number of shares of Common Stock represented by outstanding stock options held by each of the Named Officers as of September 30, 1997 and the value of such options based on the closing price of the Company's Common Stock at fiscal year-end ($6.875). None of the Named Officers exercised stock options during fiscal 1997.

                      FISCAL 1997 YEAR-END OPTION VALUES

                                                          Value of Securities
                                 Number of Shares            Unexercisable
                             Underlying Unexercisable        In-the-Money
                                 Options at Fiscal         Options at Fiscal
                                    Year-End(#)               Year-End($)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Arnon Gat...................   18,023        4,687      $ 50,275      $16,756
Julio Guardado..............   56,250       68,750           344        1,037
Derek Tomlinson.............   33,699       21,094       103,749       24,512
Robert Bogart...............    6,250       28,750         3,938       33,063
Duane McCallister (1).......    8,430       25,287         2,355        7,060

--------
(1) Mr. McCallister resigned from the Company in December 1997.

EMPLOYMENT AGREEMENTS

  The Company has entered into an employment agreement with Mr. Guardado, dated July 20, 1995, which specifies that he will be paid a base salary of $14,585 per month (calculating to $175,000 annually) and will be eligible for a bonus of up to 45% of annual base salary based on the Company meeting performance goals to be agreed upon by Mr. Guardado with the Company's Chief Executive Officer prior to the beginning of each fiscal year. In addition, pursuant to the agreement, the Company has reimbursed Mr. Guardado $30,000 for his actual and reasonable expenses to relocate to the San Jose area. The Company and Mr. Guardado must each give the other six months' notice of termination of Mr. Guardado's employment. In addition to other fringe benefits offered to the Company's employees generally and pursuant to the terms of Mr. Guardado's employment agreement, in July 1995, Mr. Guardado was granted an option to purchase up to 100,000 shares of the Company's Common Stock under the 1993 Plan exercisable at $21.63 per share. In June 1996, this option grant was repriced and is now exercisable at $7.125 per share. In connection with Mr. Guardado's employment agreement, in August 1995, the Company advanced Mr. Guardado $60,000 pursuant to a promissory note that bears interest at the rate of 8.75% per annum. During fiscal 1996, Mr. Guardado paid down the note, and the note had a remaining balance of $25,655 plus accrued interest of $2,085 as of July 1997. In fiscal 1997, the Company extended the note until July 1998 and added a provision to the note specifying that all payments and interest due on the note would be canceled if Mr. Guardado is employed by the Company through July 1998.

  In fiscal 1997, the executive officers of the Company each entered into an employment agreement with the Company that provides for one year of salary continuation and up to two years of option vesting following the closing of certain change of control transactions.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  See "Proposal No. 1--Election of Directors" above for a description of directors' compensation arrangements and "Executive Compensation--Employment Agreements" above for a description of compensation-related agreements entered into by the Company with its officers.

  Other than these compensation arrangements, since October 1, 1996, there has not been, nor is there currently proposed, any transaction or series of transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer, or holder of more than 5% of the Company's Common Stock had or will have a direct or indirect material interest except for the transactions described below.

CANON SALES CO., INC. ("CANON")

  In July 1989, Canon, Appex Corporation and Nippon Typewriter Corporation (collectively, the "Purchasers") entered into Stock Purchase Agreements with the Company. Under the Stock Purchase Agreements, the Purchasers acquired approximately 799,999 shares of the Common Stock of the Company, or 37% of the then-outstanding shares of the Company's Common and Preferred Stock for an aggregate purchase price of approximately $3.8 million. In connection with such purchase, the Purchasers were granted incidental registration rights at the Purchasers' expense to include their shares in any registration of shares held by shareholders in an amount up to 37% of the shares registered. Subsequent to the purchase, Norio Kuroda's predecessor, who was then Managing Director of Canon, was elected to the Company's Board of Directors.
Mr. Kuroda, Managing Director of Canon's Optical Product Group, now serves on the Company's Board of Directors, although there is no obligation on the Company's part to nominate a representative of Canon.

  In January 1994, the Company entered into an Improvements License Agreement with Canon under which the Company granted Canon a non-exclusive, non-transferable (except in a merger or sale of assets), royalty-free, fully paid license to use the Company's technology (a) to make modifications to rapid thermal processing ("RTP") systems purchased from the Company and to distribute such modified units in Japan under any separate distribution arrangement that may exist between the Company and Canon from time to time and
(b) to
manufacture prototypes of component parts of RTP systems but only if such parts are integrated into a system purchased from the Company. Title to the resulting modifications is held jointly by Canon and the Company without the right to sell or transfer rights in the same.

  In connection with the 1989 transactions described above, Canon entered into an agreement (renewed in 1994) to act as the Company's exclusive distributor in Japan. Sales to Canon amounted to $5.7 million under this arrangement in fiscal 1997.

AGREEMENTS WITH CLAL ELECTRONICS

  Pursuant to a 1995 agreement among the Company, Dr. Arnon Gat, the Company's Chairman of the Board, a director and a principal shareholder of the Company, Anita Gat, an executive officer, director and principal shareholder of the Company, AG Associates (Israel) Ltd, then a 49%-owned subsidiary of the Company ("AG Israel"), Rapro Technology Inc., a wholly owned subsidiary of the Company ("Rapro"), and Clal Electronics, Clal Electronics acquired approximately 544,000 shares (then 9.9%) of the Company's outstanding shares of Common Stock from existing shareholders. After May 15, 1998, Clal Electronics may increase its ownership in the Company up to 12% and, if its ownership exceeds 10%, it has the right to nominate a member for election to the Company's Board of Directors. In the interim, Clal Electronics has the right to nominate an observer to attend meetings of the Company's Board of Directors.

  Clal Electronics and its assignees have also been granted the right to require the Company to register the shares of the Company's Common Stock sold in 1995 to Clal Electronics with the Securities and Exchange Commission and to include such shares in any registration planned by the Company. These registration rights were granted in order to enable the holder of the shares to sell such shares in the public market and are exercisable at the expense of the holders of the shares to be registered.

AGREEMENTS BETWEEN AG ISRAEL AND THE COMPANY

  In March 1996, the Company and AGI, Inc., the wholly owned subsidiary of AG Israel, entered into a Transition Services Agreement whereby the Company provides certain services to AGI, Inc. These services include: (1) providing employment, operational and human resources services under the direction of AGI, Inc., utilizing, in all cases, records and procedures separate from those of the Company; (2) providing accounts payable services to AGI, Inc., and, at the request of AGI, Inc., collecting accounts receivable and paying accounts payable for AGI, Inc.; and (3) providing such other services as shall be agreed to by the parties. As consideration for these services, AGI, Inc. pays to the Company the incremental direct costs and out-of-pocket expenses derived directly from the provision of the services. During fiscal 1997, AGI, Inc. incurred expenses payable to the Company of $548,750 under the Transition Services Agreement. The Transition Services Agreement has an indefinite term, but either party may cancel any or all service or services provided pursuant to the Transition Services Agreement on 90-days prior notice. As of December 31, 1997, all of the expenses due under the Transition Services Agreement at the end of fiscal 1997 had been paid by AG Israel.

  The Company also subleases to AGI, Inc. 3,148 square feet of space that is part of the Company's principal executive office facility. The rental charge is $7,500 per month under the terms of a Sublease, dated, for reference purposes only, August 20, 1996, among the Company, AGI, Inc. and AG Israel as guarantor of AGI, Inc.'s obligations. The Sublease terminates on November 30, 1998, unless sooner terminated as provided in the Sublease, except that AGI, Inc. has the option through October 2001 to extend and renew the Sublease upon the same terms and conditions and at the same rental rate (as such may be adjusted) for consecutive one year additional terms. During fiscal 1997, AGI, Inc. incurred expenses payable to the Company of $440,000 under the Sublease. As of December 31, 1997, all of the expenses due under the Sublease at the end of fiscal 1997 had been paid by AG Israel. In addition, the Company and AGI, Inc. agreed to share the cost of a research and development laboratory, and, in connection with this agreement, AGI, Inc. incurred expenses payable to the Company of $350,000 in fiscal 1997. As of December 31, 1997, all of the expenses due under this research and development laboratory sharing agreement at the end of fiscal 1997 had been paid by AG Israel.

  In January 1997, the Company and AG Israel entered into a Technology Agreement whereby the Company granted to AG Israel a license to use new technology generated under the Company's next generation rapid thermal processing research and development program in return for AG Israel's obligation to pay the Company up to $2 million in royalties on AG Israel's sale of products incorporating certain of the Company's technology. No royalties were due under this Technology Agreement in fiscal 1997.

  During fiscal 1997, AG Israel completed a private placement of its ordinary shares in which the Company did not participate, reducing the Company fully diluted equity interest in AG Israel from approximately 45% to 25.2% and the Company's voting interest in AG Israel from 49% to 28%. At that time, the Company, Clal Electronics and AG Israel also modified certain additional existing agreements as follows:

  (1) Fields of Use. During 1995 and until May 15, 2002, AG Israel and the Company had agreed to operate to the exclusion of the other in a defined "Field of Use." The Fields of Use for each of AG Israel and the Company were clarified during fiscal 1997 to make certain that both parties would be allowed to compete in certain chemical vapor deposition applications and that both parties could develop technology involving certain integrated circuit manufacturing processes. The effect of this clarification was to reduce the scope of both the Company's and AG Israel's exclusive Fields of Use and increase the number of markets and applications, including certain cluster tool applications, in which the Company and AG Israel can compete.

  (2) Options on AG Israel Stock. A five-year option held by the Company to purchase the Clal Electronics' ownership interest in AG Israel at a specified price, and a right of the Company to require the sale of such interest to the Company if AG Israel should become inactive, were each terminated.

  (3) AG Israel Corporate Governance. Certain 1995 agreements between Clal Electronics and the Company concerning the management, board representation and obligations to continue to fund AG Israel were terminated. In connection with AG Israel's 1997 closing of its new round of financing, Clal Electronics and AG Associates entered into an agreement with the new AG Israel investors concerning the corporate governance of AG Israel, replacing the 1995 corporate governance agreements. Under the new agreement, the Company is entitled to appoint up to two directors of AG Israel until its initial public offering. Dr. Gat serves as one of the directors.

  (4) AG Israel Indemnities. During 1995, at the time Clal Electronics invested in AG Israel, the Company, Dr. Gat, and Rapro made certain warranties to, and promised to indemnify, AG Israel and Clal Electronics with respect to the status and condition of the technology that is currently jointly owned by AG Israel and the Company. During 1997, these warranties and indemnities were amended to release Dr. Gat from any obligation thereunder and to remove Clal Electronics as a beneficiary thereof, leaving the Company as the sole obligor thereunder and AG Israel as the sole beneficiary.